Exhibit 22.(d)(3)

Investment Advisory and Administrative Services Agreement on behalf of

Transamerica Premier Equity and Transamerica Premier Balanced

AMENDMENT TO INVESTMENT ADVISORY AND

ADMINISTRATIVE SERVICES AGREEMENT

THIS AMENDMENT is made as of December 31, 2004 to the Investment Advisory and Administrative Services Agreement dated March 1, 2000, as amended (the “Agreement”), by and between Transamerica Investors, Inc. and Transamerica Investment Management, LLC.

WHEREAS, the Board of Directors of Transamerica Investors, Inc. at a Special Meeting dated December 2, 2004, approved a new advisory fee structure and reduced expense caps for Transamerica Premier Equity and Transamerica Premier Balanced, effective January 1, 2005;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth hereto, the parties agree as follows:

Fees: The portion of Schedule A of Agreement, dated March 1, 2000, applicable to Transamerica Premier Equity and Transamerica Premier Balanced is hereby deleted in full and replaced by the attached Schedule B.

In all other respects, the Investment Advisory and Administrative Services Agreement, dated as of March 1, 2000, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of December 31, 2004.

TRANSAMERICA INVESTORS, INC.

By:
Name:	Kim D. Day
Title:	Vice President and Treasurer

TRANSAMERICA INVESTMENT MANAGEMENT, LLC

By:
Name:	John Riazzi
Title:	Chief Executive Officer

Schedule B to the Investment Advisory and Administrative Services Agreement

Each of the Funds listed below is subject to a limitation (“Expense Cap”), as indicated below, with respect to the Fund’s annual total operating expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation, indemnification and extraordinary expenses (as determined under generally accepted accounting principles)) (“Total Operating Expenses”).

As compensation for the investment advisory services to be rendered by the Adviser to the Funds listed below, each such Fund will pay the Adviser an annual investment advisory fee (calculated as a percentage of the Fund’s average daily net assets), which shall be accrued daily and paid monthly, in an amount that may vary, on an annual basis, between the “Minimum Fee” and the “Maximum Fee” set forth below. More specifically, if as of the last day of a calendar month a Fund’s annualized Total Operating Expenses (assuming payment of the Maximum Fee) for such month shall exceed the Expense Cap applicable to the Fund, advisory fees payable to the Adviser (determined with reference to the Maximum Fee) will reduce from the Maximum Fee in an amount equal to such excess amount (“Excess Amount”) to the extent necessary to maintain the Expense Cap. However, in no event will the investment advisory fee payable to the Adviser be less than the Minimum Fee. To the extent that payment of the Minimum Fee, when added to a Fund’s other annualized operating expenses, would exceed the Expense Cap in any month, the Adviser and/or its affiliates shall remit to the appropriate Fund an amount that is sufficient to pay the Excess Amount and maintain the Expense Cap.

FUND	ADVISER COMPENSATION (as a percentage of a Fund’s average daily net assets)		EXPENSE CAP (as a percentage of total fund operating expenses)
	Minimum Fee	Maximum Fee
Transamerica Premier Equity Fund	0.50%	0.85%	1.15	%*
Transamerica Premier Balanced Fund	0.50%	0.75%	1.10	%*

*	To the extent that payment of the Minimum Fee, when added to a Fund’s other annualized operating expenses, would exceed the Expense Cap in any month, the Adviser and/or its affiliates shall remit to the appropriate Fund an amount that is sufficient to pay the Excess Amount and maintain the Expense Cap.

If in any month the estimated annualized Total Operating Expenses of a Fund for that month are less than the Expense Cap, the Adviser shall be entitled to payment by such Fund (in whole or in part) of any prior investment advisory fee reduction from the Maximum Fee during the then-current fiscal year or any payment remitted by the Adviser to the Fund during the then-current fiscal year (the “Reimbursement Amount”), to the extent that the Fund’s annualized Total Operating Expenses plus the Reimbursement Amount does not exceed, for such month, the Expense Cap; provided, however, that any such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. Any obligation on the part of a Fund to pay the Reimbursement Amount to the Adviser shall expire as of the end of each fiscal year.

If necessary, on or before the last day of the first month of each fiscal year, an adjustment shall be made in order that any reduction of advisory fees payable to the Adviser from the Maximum Fee and any payments remitted by the Adviser to a Fund with respect to the previous fiscal year shall completely offset the

Excess Amount applicable to such Fund, and the actual Total Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Expense Cap.

The Expense Cap, Total Operating Expenses, Minimum Fee and Maximum Fee will be calculated on the basis of each Fund’s fiscal year. The parties’ intent is to limit each of the Fund’s Total Operating Expenses on an annual basis to the Expense Cap, and to limit the annual investment advisory fee payable to the Adviser in any fiscal year to no more than the Maximum Fee.